China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

June 13, 2018

Via E-Mail

Division of Corporation Finance

Officer of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	China Xiangtai Food Co., Ltd.

Amendment No.1 to

Draft Registration Statement on Form F-1

Submitted March 26, 2018

CIK No. 0001735556

Dear Sir or Madam:

We are in receipt of your comment letter dated April 20, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Form F-1 DRS submitted March 26, 2018

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that there has been no written communication with potential investors. In the event which we do so in the future, we will provide such materials to the Staff accordingly.

Cover Page

2.	We note your disclosure here and on page 8 that you will not be able to use your proceeds in China until you have completed “certain remittance procedures.” Please include a cross-reference to your expanded disclosure on remittance procedures in China on page 24.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a cross reference to the risk factor on the cover page.

3.	Given that one of the conditions to your obligation to sell securities through an underwriter is that, upon closing of the offering, your shares qualify for listing on the Nasdaq Capital Market, please disclose what you will do with the funds if you do not qualify for listing on Nasdaq. Please also state whether the funds will be held in escrow until the condition is met.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed that all investor funds will be held in an escrow account held at an escrow agent, and we have added disclosure that all funds will be promptly returned to investors within five (5) business days after the termination of the offering, if we do not qualify for listing on Nasdaq by the Termination Date on the cover page.

Prospectus Summary, page 1

4.	We note your disclosure that you have received “many” sales awards, but list only two followed by an “etc.” Please remove the etc. and disclose any other awards you have received which you believe are applicable, and remove the word “many” if you intend to identify only two. We also note that you reference these as sales awards here, but on page 41 you indicate these are national or local honors in the meat processing industry. As such, please clarify the relevance of the awards or honors as applicable to your business so investors can better understand their significance.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the relevant sections throughout the prospectus to disclose the specific awards we have received in the past.

Industry and Market Background, page 3

5.	To the extent possible, please update all statistics in the registration statement to provide the most recent data. For example, we note your disclosure that China was the largest pork production and consumption market in the world in 2015 and that pork comprised 61.9% of China’s meat consumption in 2015. We also note that the expected growth rate projections cover 2012 to 2018, a period which is substantially complete. Please explain why this historical projection supports the statement that the volume of PRC pork imports will continue to rise. Finally, please identify the sources of these statistics and projections to the extent you are not attributing them to the company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the statistics under Industry and Market Background starting on page 3.

Uphold our commitment to food safety and product quality, page 4

6.	Please briefly clarify here and on page 60 as to how you plan to improve your safety and quality monitoring systems and what are the industry best practices to which you refer.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure that we plan to maintain our safety and quality monitoring systems across the entire operation by strictly selecting suppliers, closing monitoring quality before and after slaughtering, maintaining the hygiene of the slaughter house, keeping records of everyday operations, and complying with the national and local law and regulations on animal care, employees, environment sustainability, food safety and quality on page 6 and 71.

The Offering, page 7

7.	Please reconcile your disclosure on page 7 that you "do not intend" to close the offering unless you raise sufficient proceeds to list on Nasdaq with the disclosure on page 8 that you "will not complete" the offering unless your application to list on Nasdaq is approved. As appropriate, please revise throughout the prospectus to clarify.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revise our disclosure throughout the prospectus that we will not complete the offering unless our application to list on the Nasdaq Capital Market is approved.

Summary Financial Information, page 8

8.	The table that you reference in this section is missing. Please revise accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to disclose the summary financial information table on page 10.

Risk Factor

PRC regulations relating to offshore investment activities by PRC residents, page 25

9.	We note your disclosure that the option agreement allows Ms. Dai to exercise 97.74% of the shares of China Meitai Food Co. Ltd., and upon such exercise she will own 65.0% of the company. Please reconcile this with your disclosure on page F-7 that in March 2018 one major shareholder owned 97.74% of the equity interest of your company through a call option agreement and obtained 100% control through an entrustment agreement. Please also add a separate risk factor discussing Ms. Dai's beneficial ownership and control following the offering and her ability to influence corporate matters.

RESPONSE: We noted the Staff’s comment and in response thereto, respectfully advise the Staff that we have revised our disclosure on page F-7 that the one major shareholder, Zeshu Dai, obtained 100% control of Xiangtai Cayman through an entrustment agreement and she entered into an option agreement allows Ms. Dai to exercise 97.74% of the shares of China Meitai Food Co. Ltd. (“China Meitai”), and upon such exercise she will indirectly own 63.80% of the issued and outstanding share of the Company through China Meitai. The disclosure on page F-7 is provided below:

“In May 2018, Xiangtai Cayman completed its reorganization of entities under the common control of one major shareholder, Zeshu Dai, who obtained 100% control of China Meitai Food Co., Ltd. (“China Meitai”), which has 65.28% ownership in Xiangtai Cayman, through an entrustment agreement with a third party prior to the reorganization, which the third party entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai, and therefore effectively the control of Xiangtai Cayman, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai entered into an option agreement with a third party who is currently the sole shareholder of China Meitai. Pursuant to the option agreement, the third party granted Ms. Dai an option that upon the closing of the initial public offering of the Company, Ms. Dai can exercise 97.74% of the shares of China Meitai. Upon excising the option shares in China Meitai, Ms. Dai will indirectly own 63.80% shares of the Company through China Meitai.”

In addition, we have added a risk factor on page 31. The risk factor is provided below:

Our Chief Executive Officer Zeshu Dai will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Zeshu Dai is deemed to beneficially own 13,000,000 shares of our ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Ms. Dai controls 97.74% equity interest of China Meitai Food Co., Ltd., which holds 13,300,000 of our ordinary shares. Zeshu Dai is deemed to beneficially own 63.80% of our issued and outstanding ordinary shares as of the date of this prospectus. As long as Zeshu Dai owns or control a significant amount of our outstanding voting power, she has the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, beneficial ownership of our ordinary shares by Zeshu Dai may also adversely affect the trading price for our ordinary shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder.

Use of Proceeds, page 36

10.	Please reconcile your disclosure in the table here that you intend to use proceeds raised for the construction and/or acquisition of specialty stores, grocery stores or slaughterhouses and working capital with your disclosure on page 8 that you intend to use the proceeds for advertising and marketing, working capital and general corporate purposes, including the expansion of your business. We also note from the sentence immediately preceding the table that if you raise an amount between the minimum and maximum offerings, the percentage of net proceeds allocated for each use as “described above” will remain unchanged, but we see no such description above. Please also describe the status of any contemplated acquisitions of other businesses with the proceeds of this offering. Refer to Item 4 of Form F-1 and Item 3.C of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have any contemplated acquisition of other business at this moment, and that we have revised to reconcile the use of proceeds on page 10 and page 39. With regard to the contemplated acquisition, we have revised to disclosed on page 46 under “Result of Operation” that we are acquiring two grocery stores under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing and we expect to close the transactions by July 2018.

Exchange Risk Information, page 37

11.	Please expand your disclosure to provide all of the exchange rate information required by Item 4 of Form F-1 and Item 3.A.3 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided the exchange rate information on page 40.

Results of Operations, page 42

12.	We note from your disclosure on page 43 that you are considering constructing or acquiring your own specialty, or grocery store to sell your processed meat products in the near future. Please provide clarification in regards to your anticipated timing of such construction or acquisition, and discuss the material steps and costs involved with such endeavors.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we plan to use the proceeds raised in this offering to construct or acquire specialty stores, grocery stores, and slaughterhouse. We anticipate that the timing of such construction and acquisition will be after the closing of this offering. We have revised our disclosure on page 46 to disclose this fact and to disclose that we are acquiring two grocery stores under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price will be at the carry value of the stores and we expected to close the transactions by early July of 2018. The carrying value of these two grocery stores at May 31, 2018 were approximately $0.8 million.

Liquidity and Capital Resources, page 47

13.	We note that for the year ended June 30, 2017, you borrowed an aggregate of approximately $14.0 million from financial institutions and third parties. Please include a discussion of the nature and terms of your loans from financial institutions and third parties and also file any material loan agreements as exhibits to your registration statement. Refer to Item 4 of Form F-1, Items 5.B.1 and 5.B.2 of Form 20-F, and Instruction as to Exhibits 4(a) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully assure the Staff that we have revised our disclosure on page 57 to discuss of the nature and to refer the terms of our loans from financial institutions and third parties to Note 9 in our Notes to the consolidated financial statements as follows:

“As of December 31, 2017, we had approximately $12.3 million of loans and notes from financial institutions and third parties. We obtained these loans and notes to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations. For more details about these loans and notes, see Note 9 in our Notes to the consolidated financial statements included in this prospectus.” (Page 57)

In addition, we have submitted the material loan agreements as exhibits.

14.	We note from your disclosure in Note 12 on page F-23 that your Chinese subsidiaries are restricted in their ability to transfer their net assets to the company. In providing your evaluation of the sources and amount of cash flows, please discuss here the nature and extent of any restrictions on the ability of subsidiaries to transfer funds to the company and whether such restrictions are expected to have any impact on the ability for you to meet your cash obligations. Refer to Item 4 of Form F-1 and Item 5.B.1(b) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 57 to discuss the nature and extent of any restrictions on the ability of subsidiaries to transfer funds to the Company and whether such restrictions are expected to have any impact on the ability for us to meet our cash obligations as follows:

“Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin and GA Yongpeng, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.” (Page 57)

Business Raw Material, page 56

15.	We note your disclosure that you have signed six suppliers to meet the daily demand for live hogs. Consistent with your disclosure on page 60, please disclose here that in fiscal year 2017 you relied on a few top suppliers for the majority of your live hogs purchases. If material, please also add a risk factor discussing your reliance on a few large suppliers or expand your risk factor on page 13 about your reliance on external suppliers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed on page 71 that we relied on a few main suppliers for the majority of our live hogs purchases. If we were unable to purchase from our primary suppliers, we do not expect to face difficulties in locating another supplier at substantially the same price. Please see your response to question 20 for more details.

Corporate History and Structure, page 56

16.	We note your disclosure that Zeshu Dai controls China Meitai Food Co., Ltd. through an option and entrustment agreement with the sole shareholder of that company. Please disclose the material terms of such agreement and the identity of the sole shareholder. In addition, consistent with your disclosure on page 26, please disclose here that pursuant to the option agreement, upon closing of the initial public offering Ms. Dai can exercise the option to own 65% of the company through China Meitai Food Co., Ltd. Please also discuss the implication should Ms. Dai not exercise such option.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advice the Staff that we have disclosed (i) the material terms of the call option agreement and entrustment agreement between Zeshu Dai and Magic Pace Limited, ii) that Ms. Dai can exercise her option to directly own 65% of the company through China Meitai Food Co., Ltd, and iii) the implication should Ms. Dai not exercise such option. (Page 70) In addition, we have submitted the call option agreement and entrustment agreement as exhibits.

17.	Please include a brief discussion of your expected relationship with your controlling shareholder China Meitai Food Co., Ltd. after the offering and discuss your status as a “controlled company.” Consistent with your disclosure on page 6, please briefly discuss here that while you do not intend to rely on the “controlled company” exemptions from certain corporate governance requirements, you could elect to rely on the exemption in the future. Please also briefly summarize the potential conflicts of interest associated with having China Meitai Food Co., Ltd. as a controlling shareholder.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 70 to indicate our expected relationship with our controlling shareholder China Meitai Food Co., Ltd. after the offering and our status as a “controlled company.” We also provided disclosure in the section that while we do not intend to rely on the “controlled company” exemptions from certain corporate governance requirements, we could elect to rely on the exemption in the future. Lastly, we do not believe there will be any conflict of interested associated with having China Meitai Food Co., Ltd. as a controlling shareholder.

18.	Please reconcile the disclosure that the diagram “assumes the completion of the Reorganization” with your disclosure on page F-7 that in March 2018 you completed your reorganization of entities under the common control of one major shareholder. Please also update the diagram to reflect the ownership interest of the controlling shareholder and to clarify how investors in this offering will fit within the diagram.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure and updated the diagram on page 68.

19.	Please briefly disclose here the reason for conducting your operations through contractual arrangements rather than direct ownership of CQ Penglin.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the following reasons that we operate our business through contractual arrangements with CQ Penglin:

(1)	In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law. CQ Penglin’s permitted business activities include, among others, market survey service of livestock. Market survey service is among the category in which foreign investment is restricted pursuant to the Catalog.

(2)	We plan to launch an online sales channel though our website and mobile phone application, so that consumers can easily access to our products wherever they are. In China, a website for online sales will be treated as commercial internet-based information services platform, which requires a license to operate value-added telecommunications business in internet-based information services. The value-added telecommunications business, which CQ Penglin plans to engage in, is within the category under the Catalog in which foreign investment is currently restricted, which makes a VIE structure necessary.

Customers and Suppliers, page 60

20.	We note your reliance on one large customer and several large suppliers. Please tell us what consideration you have given to describing the nature and terms of your relationship, contractual or otherwise, with these businesses and filing any material agreements as exhibits.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure on page 71 that we have established long term relationships with our main customer and suppliers. We purchase live hogs pursuant to a standard sales contract that provides for delivery to our slaughter houses. We are not subject to any long-term agreement. Even though we have three main suppliers who aggregately account for 86.8% of our operating expenses, we believe live hogs and other raw materials with the same quality are widely available. If we were unable to purchase from our primary suppliers, we do not expect to face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary. We have also filed the sales contracts with the three main suppliers as exhibits.

Principal Shareholders, page 77

21.	Please identify the natural persons who have voting or dispositive power with respect to the shares held by entities identified in your table.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as of the date of this filing, there is no 5% beneficial owner. Pursuant to the entrustment agreement, Zeshu Dai is entrusted with the voting and dispositive power of our ordinary shares held by China Meitai Food Co. Ltd. We have revised the table on page 91 to reflect the fact.

Material Tax Consequences

Passive Foreign Investment Company Considerations, page 90

22.	We note your disclosure here and in the risk factor on page 35 that you do not believe you were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. Please disclose whether or not you believe you were a PFIC for the taxable year ended December 31, 2017.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosures on page 38 and 103 to reflect that we do not believe that we were a PFIC for the taxable year ended June 30, 2017.

Report of Independent Registered Public Accounting Firm, page F-2

23.	We note the auditor report's reference to the two-year period ended December 31, 2017 and 2016 throughout the first paragraph. However, your audited financial statements from pages F-3 to F-5 show the two-year fiscal year ended June 30, 2017 and 2016. Please have your auditor explain the discrepancies and revise their auditor report, as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have confirmed with our auditor that the report was issued in error and our auditor has provided an updated auditor report to be incorporated in this filing.

Consolidated Statements of Income and Comprehensive Income, page F-4

24.	Please separately present "provision for doubtful accounts" on the face of the consolidated statements of income and comprehensive income. Refer to Rule 5-03(b)(5) of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our consolidated financial statements and present “provision for doubtful accounts” in our consolidated statements of income and comprehensive income on page F-4.

Note 2 - Summary of significant accounting policies, page F-9

25.	Please tell us and disclose your operating and reportable segment(s) and the factors you used to identify them including the basis of organization (for example, whether management has chosen to organize around differences in products, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Refer to ASC 280-10-50-21a.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to discuss other than the disaggregated information about revenues by business lines, we considered ourselves to be operating within one reportable segment as follow on page F-9:

“Enterprise wide disclosure

The Company’s chief operating decision-makers (i.e. chief executive officer and her direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by business lines (supermarket and farmers’ market revenues) for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by ASC 280, “Segment Reporting”, the Company considers itself to be operating within one reportable segment”.

Note 4 - Accounts Receivable, net, page F-17

26.

We note from your disclosure here that your major customer comprised 79.1% of total sales in 2017, and the July 2016 acquisition of this customer is the primary driver of the 83% increase in total revenue over 2016. We also note that total accounts receivable at June 30, 2017 increased 183% over 2016, while allowance for doubtful accounts increased only 31%, or a reduction to 5% of accounts receivable in 2017 from 12% in 2016. Further, we note that your days-sales-outstanding increased to approximately 76 days in 2017 from approximately 48 days in 2016. Given these statistics, please support your assertion that accounts receivable (net) is collectible. Include the following in your response:

•	an accounts receivable aging as of the latest audited balance sheet date,

•	an aging as of the most recent month-end close,

•	revenue recorded from year end through the most recent month-end date,

•	accounts receivable collected from year-end through the latest month-end close,

•	a roll-forward of the allowance for doubtful accounts from year-end to the most recent month-end close, and

•	a discussion of the facts and circumstances surrounding any major write-offs during that period.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our accounts receivable (net) is collectible at June 30, 2017 based upon our historical experience, which we were able to collect our account receivables with aging balance within 9 months. At June 30, 2017, less than 5% of our accounts receivable balance which are aged over 9 months. As a result, we deemed our allowance for doubtful accounts at June 30, 2017 were adequate since approximately 95% of our account receivable (net) at June 30, 2017 were collected at April 30, 2018 and our allowance for doubtful accounts at June 30, 2017 was greater than 5% of the total accounts receivable at June 30, 2017. During the periods from June 30, 2017 to April 30, 2018, there are no write-offs during that period. We are providing the additional information requested below for your reference.

As of June 30, 2017 (latest audited balance sheet date), December 31, 2017 (latest reviewed balance sheet date) and April 30, 2018 (most recent month end close date), our accounts aging are as follows:

		1-90	91-180	181-270	271-360	361 - 720	Over 720
	Balance	days	days	days	days	days	Days
June 30, 2017	$13,850,335	$12,522,649	$508,157	$263,431	$73,753	$147,506	$334,839
December 31, 2017	$33,917,750	$22,283,957	$8,568,373	$1,897,946	$409,346	$409,256	$348,872
April 30, 2018	$22,639,594	$19,238,794	$1,565,984	$339,104	$342,110	$638,211	$515,391

For the period from July 1, 2017 through April 30, 2018, we have recognized $87,008,563 (unaudited) revenues and collected $79,292,645 (unaudited) of accounts receivable with exchange rate effect of $1,073,341.

Movements of accounts receivables from June 30, 2017 to April 30, 2018 are as follows:

For the period from June 30, 2017 to April 30, 2018
(Unaudited)
Beginning balance at June 30, 2017	$13,850,335
Sales	87,008,563
Collection	(79,292,645)
Exchange rate effect	1,073,341
Ending balance at April 30, 2018	$22,639,594

Movements of allowance for doubtful accounts from June 30, 2017 to April 30, 2018 are as follows:

For the period from June 30, 2017 to April 30, 2018
(Unaudited)
Beginning balance at June 30, 2017	$703,604
Addition	639,665
Write off	-
Exchange rate effect	66,164
Ending balance at April 30, 2018	$1,409,433

Credit Facilities, page F-20

27.	Please revise your disclosure here and related disclosure throughout your document to state interest rates on an annual basis. Please also revise to state interest rates on loan receivable in Note 7 on page F-18 on an annual basis as well.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to state the interest rates on an annual basis throughout the document and in Note 7 on page F-19.

Note 10 - Taxes, page F-21

28.	Please tell us why you believe a full valuation allowance on your net operating loss carryforwards is necessary given your continuing net income position.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that GA Yongpeng, our 100% owned subsidiary, was operating at losses prior to June 30, 2017 and we were estimated that the utilization of such net operating losses on deferred tax assets were remote at June 30, 2017. During the six months ended December 31, 2017, GA Yongpeng has started generating taxable income of approximately $63,000, which utilized approximately $16,000 of deferred tax assets. As of December 31, 2017, net operating loss carryforward was approximately $114,000. As GA Yongpeng began to generating profit and the Company is expected to utilize such deferred tax assets of approximately $29,000 and 100% of the valuation allowance was reversed at December 31, 2017. We have revised our disclosure to reflect such transactions in Note 10 on page F-24.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer